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            SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13D-2(A).*

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* As amended by Releases No. 34-15457, dated January 4, 1979, effective
February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25,
1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                               CROWN GROUP, INC.
                      (FORMERLY CROWN CASINO CORPORATION)
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                  228359-10-5
                                  -----------
                                 (CUSIP Number)

                          TERRY FERRARO SCHWARTZ, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                          1230 PEACHTREE STREET, N.E.
                                   SUITE 3100
                          ATLANTA, GEORGIA 30309-3592
                                  404-815-3731
     -----------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                OCTOBER 16, 1998
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                         (Continued on following pages)


                               Page 1 of 5 Pages
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
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CUSIP No.  228359-10-5                                        13D                                 Page 2 of 5 Pages
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
1.           NAME OF REPORTING PERSON
             SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON


             EDWARD R. MCMURPHY
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2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (a) [  ]
                                                                                                                          (b) [  ]


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3.           SEC USE ONLY


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4.           SOURCE OF FUNDS*


             PF AND OO
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5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [  ]


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6.           CITIZENSHIP OR PLACE OF ORGANIZATION


             UNITED STATES
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NUMBER         7.        SOLE VOTING POWER
OF SHARES
BENEFICIALLY             974,540
OWNED BY     ---------------------------------------------------------------------------------------------------------------------
EACH           8.        SHARED VOTING POWER
REPORTING
PERSON                   0
WITH         ---------------------------------------------------------------------------------------------------------------------
               9.        SOLE DISPOSITIVE POWER

                         974,540
             ---------------------------------------------------------------------------------------------------------------------
               10.       SHARED DISPOSITIVE POWER

                         0
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11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             974,540
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12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           [  ]


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13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             9.45%
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14.          TYPE OF REPORTING PERSON*


             IN
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

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                               CROWN GROUP, INC.


                    AMENDMENT NO. 5 TO SCHEDULE 13D FILED BY
                               EDWARD R. MCMURPHY


             This filing constitutes Amendment No. 5 to the Schedule 13D filed by Edward R. McMurphy with respect to the $.01 par value common stock of Crown Group, Inc. (the "Company"). The following items of Schedule 13D are hereby amended:

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             Since the filing of Amendment No. 4 to this Schedule 13D, Mr. McMurphy has been granted additional stock options to purchase the common stock of the Company, which has caused his beneficial ownership to increase.

ITEM 4.      PURPOSE OF TRANSACTION.

             Since the filing of Amendment No. 4 to this Schedule 13D, Mr. McMurphy has been granted additional stock options to purchase shares of the common stock of the Company. As a result of the option grants and as a result of a change in the number of outstanding shares, Mr. McMurphy's percentage ownership in the Company has increased. The number of outstanding shares of the Company as of September 21, 1999 was approximately 9,711,296.

             Mr. McMurphy holds all Company shares owned by him for investment purposes. However, as Chairman of the Board and Chief Executive Officer of the Company, Mr. McMurphy does exercise significant influence over the management and operations of the Company.

ITEM 5.      INTEREST IN THE SECURITIES OF THE ISSUER.

             (a) Mr. McMurphy beneficially owns in the aggregate 974,540 shares or approximately 9.45% of the outstanding shares of the Company, including 600,000 shares subject to presently exercisable (or exercisable within the next sixty days) stock options held by Mr. McMurphy.

             (b) Mr. McMurphy possesses sole voting and investment powers with respect to all shares beneficially owned by him.

             (c) Mr. McMurphy reported the following transactions since the most recent filing on Schedule 13D:


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                                    (i)  On October 16, 1998, Mr. McMurphy was
                  granted stock options to purchase 250,000 shares at an exercise price of $3.125 per share.

                                    (ii) On December 30, 1998, Mr. McMurphy was
                  granted stock options to purchase 125,000 shares of common stock at an exercise price of $5.50 per share, 20% of which vested immediately and 80% of which vest in equal increments over four years from the date of grant.


                                  Page 4 of 5
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                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 22, 1999                  /s/ Edward R. McMurphy
                                          -------------------------------------
                                                  Edward R. McMurphy


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